UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 June 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)

APPOINTMENT TO THE BOARD OF DIRECTORS
In terms of paragraph 3.59 (a) of the Listing Requirements of the JSE
Limited, Gold Fields is pleased to announce the appointment of Mr Terence
Philip Goodlace as an independent non-executive director to the Board of directors of Gold Fields Limited (the "Board") with effect from 1 July
2016.
Mr Goodlace has extensive mining experience and is currently Chief
Executive Officer and member of the Impala Platinum Holdings Limited
Board, a position he has held since 2012.Prior to this he held the position of Chief Executive Officer at Metorex Limited for three years until 2012. He held the position of group Chief Operating Officer at Gold
Fields Limited where he worked for 27 years in various capacities until
October 2008. He is a non-executive director of Zimplats Holdings Limited and also serves as a council member of the Chamber of Mines of South
Africa.
Mr Goodlace holds a Masters degree in Business Administration from the
University of Wales, a Bachelor of Commerce degree from the University of
South Africa, and a National Diploma in Metalliferous Mining from the
Witwatersrand Technikon School of Mines.
The Board looks forward to welcoming Mr Goodlace to the Gold Fields
Limited Board and believes that his experience and contribution will add value to the Board’s insights into the mining industry trends and markets.
14 June 2016
Sponsor
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 14 June 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer